Exhibit 99.3

PRO FORMA VALUATION REPORT

HARVARD ILLINOIS BANCORP, INC.

Harvard, Illinois

PROPOSED HOLDING COMPANY FOR:

HARVARD SAVINGS BANK

Harvard, Illinois

Dated As Of:

November 27, 2009

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® Financial, LC.	TABLE OF CONTENTS
i

TABLE OF CONTENTS

HARVARD ILLINOIS BANCORP, INC.

HARVARD SAVINGS BANK

Harvard, Illinois

DESCRIPTION	PAGE NUMBER

CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	I.1
Plan of Conversion and Reorganization	I.1
Strategic Overview	I.2
Balance Sheet Trends	I.5
Income and Expense Trends	I.10
Interest Rate Risk Management	I.14
Lending Activities and Strategy	I.15
Asset Quality	I.19
Funding Composition and Strategy	I.20
Subsidiaries and Affiliations	I.21
Legal Proceedings	I.21

CHAPTER TWO MARKET AREA

Introduction	II.1
National Economic Factors	II.1
Market Area Demographics	II.7
Local Economy	II.9
Unemployment Trends	II.11
Market Area Deposit Characteristics and Trends	II.11
Competition	II.12

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	III.1
Financial Condition	III.5
Income and Expense Components	III.9
Loan Composition	III.12
Interest Rate Risk	III.14
Credit Risk	III.16
Summary	III.16

RP® Financial, LC.	TABLE OF CONTENTS
ii

TABLE OF CONTENTS

HARVARD ILLINOIS BANCORP, INC.

HARVARS SAVINGS BANK

Harvard, Illinois

(continued)

DESCRIPTION	PAGE NUMBER

CHAPTER FOUR VALUATIONANALYSIS
Introduction	IV.1
Appraisal Guidelines	IV.1
RP Financial Approach to the Valuation	IV.1
Valuation Analysis	IV.2
1. Financial Condition	IV.3
2. Profitability, Growth and Viability of Earnings	IV.4
3. Asset Growth	IV.7
4. Primary Market Area	IV.7
5. Dividends	IV.8
6. Liquidity of the Shares	IV.9
7. Marketing of the Issue	IV.10
A. The Public Market	IV.10
B. The New Issue Market	IV.16
C. The Acquisition Market	IV.18
8. Management	IV.19
9. Effect of Government Regulation and Regulatory Reform	IV.19
Summary of Adjustments	IV.19
Valuation Approaches:	IV.20
1. Price-to-Earnings (“P/E”)	IV.21
2. Price-to-Book (“P/B”)	IV.22
3. Price-to-Assets (“P/A”)	IV.24
Comparison to Recent Offerings	IV.24
Valuation Conclusion	IV.25

RP® Financial, LC.	LIST OF TABLES
iii

LIST OF TABLES

HAVARD IILINOIS BANCORP, INC.

HARVARD SAVINGS BANK

Harvard, Illinois

TABLE NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheet Data	I.6
1.2	Historical Income Statements	I.11

2.1	Summary Demographic Data	II.8
2.2	Primary Market Area Employment Sectors	II.10
2.3	Unemployment Trends	II.11
2.4	Deposit Summary	II.12
2.5	Market Area Deposit Competitors	II.13

3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.6
3.3	Income as a Pct. of Avg. Assets and Yields, Costs, Spreads	III.10
3.4	Loan Portfolio Composition and Related Information	III.13
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	III.15
3.6	Credit Risk Measures and Related Information	III.17

4.1	Market Area Unemployment Rates	IV.8
4.2	Pricing Characteristics and After-Market Trends	IV.17
4.3	Public Market Pricing	IV.23

RP® FINANCIAL, LC.
Financial Services Industry Consultants

November 27, 2009

Board of Directors

Harvard Savings, MHC

Harvard Illinois Financial Corporation

Harvard Savings Bank

58 North Ayer Street

Harvard, Illinois 60033

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation (“FDIC”) and the Illinois Department of Financial and Professional Regulation (the “IDFPR”) in the absence of separate written valuation guidelines.

Description of Plan of Conversion and Reorganization

On July 23, 2009, the Board of Directors of Harvard Savings, MHC, Harvard, Illinois (the “MHC”), a mutual holding company that owns all of the outstanding shares of common stock of Harvard Illinois Financial Corporation (“Harvard Illinois Financial”), adopted the plan of conversion and reorganization, whereby the MHC will convert to stock form. As a result of the conversion, Harvard Illinois, which currently owns all of the issued and outstanding common stock of Harvard Savings will be succeed by a Maryland corporation with the name of Harvard Illinois Bancorp, Inc. (“Harvard Illinois” or the “Company”) Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Harvard Illinois or the Company.

Harvard Illinois will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Harvard Savings’ employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors

November 27, 2009

federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a direct community offering and/or a syndicated community offering. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of Harvard Savings and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Harvard Illinois may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, Harvard Savings, the MHC and the other parties engaged by Harvard Savings or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Harvard Illinois, Harvard Savings and the MHC, including the prospectus as filed with the OTS, FDIC, IDFPR and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Company that has included due diligence related discussions with Harvard Illinois’ management; BKD, LLP, Harvard Illinois’ independent auditor; Luse Gorman Pomerenk & Schick, P.C., Harvard Illinois’ conversion counsel; and Keefe, Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the Company’s stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

Boards of Directors

November 27, 2009

We have investigated the competitive environment within which Harvard Illinois operates and have assessed the Company’s relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Harvard Illinois and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Company’s operating characteristics and financial performance as they relate to the pro forma market value of Harvard Illinois. We have reviewed the economy and demographic characteristics of the primary market area in which the Company currently operates. We have compared Harvard Illinois’ financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues.

The Appraisal is based on Harvard Illinois’ representation that the information contained in the regulatory applications and additional information furnished to us by the Company and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of Harvard Illinois. The valuation considers Harvard Illinois only as a going concern and should not be considered as an indication of the Company’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company’s value alone. It is our understanding that Harvard Illinois intends to remain an independent institution and there are no current plans for selling control of the Company as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Boards of Directors

November 27, 2009

Valuation Conclusion

It is our opinion that, as of November 27, 2009, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, equaled $9,000,000 at the midpoint, equal to 900,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $7,650,000 and a maximum value of $10,350,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 765,000 at the minimum and 1,035,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $11,902,500 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,190,250.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Harvard Illinois immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Harvard Illinois as of September 30, 2009, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Harvard Illinois, management

Boards of Directors

November 27, 2009

policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market inclusive of the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

Gregory E. Dunn
Director

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Harvard Savings Bank (“Harvard Savings” or the “Bank”), chartered in 1934, is an Illinois stock savings bank headquartered in Harvard, Illinois. In 2005, the Bank converted to a stock savings bank with a mid-tier stock holding company, Harvard Illinois Financial Corporation (“Harvard Illinois Financial”), wholly-owned by a mutual holding company, Harvard Savings, MHC (the “MHC”). Harvard Savings maintains the main office and one branch in Harvard and one other branch office in Morris, Illinois. A map of Harvard Savings’ office locations is provided in Exhibit I-1. Harvard Savings is a member of the Federal Home Loan Bank (“FHLB”) system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (“FDIC”). As of September 30, 2009, the MHC had consolidated total assets of $157.2 million, total deposits of $122.6 million and total equity of $12.2 million equal to 7.75% of total assets. The MHC’s audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion and Reorganization

On July 23, 2009, the Board of Directors of Harvard Savings, MHC, a mutual holding company that owns all of the outstanding shares of common stock of Harvard Illinois Financial, adopted the plan of conversion and reorganization, whereby the MHC will convert to stock form. As a result of the conversion, Harvard Illinois Financial, which currently owns all of the issued and outstanding common stock of Harvard Savings will be succeed by a Maryland corporation with the name of Harvard Bancorp, Inc. (“Harvard Illinois” or the “Company”). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Harvard Illinois or the Company.

Harvard Illinois will offer 100% of its common stock to qualifying depositors of Harvard Savings in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.2

forward, Harvard Illinois will own 100% of Harvard Savings’ stock, and Harvard Savings will initially be Harvard Illinois’ sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, the only activities that are contemplated for the Company include the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the “ESOP”), and redeployment of the proceeds that are retained by the Company. In the future, Harvard Illinois may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Harvard Illinois maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. On April 18, 2008, the MHC completed a merger with Morris Building & Loan, s.b. (“Morris Building”) which was a mutual association based in Morris, Illinois. Morris is approximately 80 miles south of Harvard. The merger was accounted for as a pooling of interests, which added approximately $33 million to the Company’s assets. Morris Building’s sole office facility is now operated as one of the Bank’s branches, but has retained the Morris Building name. Except for the merger with Morris Building, the Company has had limited asset growth in recent years to preserve capital ratios and has repositioned the balance sheet through increasing liquidity funded in part by loan shrinkage.

Historically, Harvard Illinois’ operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Company’s assets and liabilities, respectively. Over the years, the Company has pursued a strategy of placing more of an emphasis on diversifying into other types of loans that generally earn higher

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.3

yields and are more rate sensitive than 1-4 family permanent mortgage loans. Beyond 1-4 family permanent mortgage loans, commercial real estate/multi-family loans and indirect automobile loans constitute the most significant areas of lending diversification for the Company. The Company’s current strategic plan is to pursue further lending diversification, in which commercial real estate and commercial business loans will be emphasized as the primary sources of loan growth. In the current credit environment, construction and land loans and indirect automobile loans, which are purchased loans, are currently being de-emphasized as areas of lending diversification for the Company. Pursuant to targeting growth of commercial real estate and commercial business loans, the Company is also placing an emphasis on growing commercial deposit accounts through establishing full service banking relationships with its commercial borrowers.

Investments serve as a supplement to the Company’s lending activities and in recent periods the Company has incurred losses on its investment portfolio. Losses on the investment portfolio have been mostly related to other than temporary impairment (“OTTI”) losses recorded on investments in Fannie Mae and Freddie Mac stock and mutual funds. For the year ended December 31, 2008 and for the twelve months ended September 30, 2009, the Company recorded OTTI losses of $1.2 million and $219,000, respectively. Accordingly, as the result of the OTTI losses, the Company’s investment in mutual funds and equity securities currently constitute a minor portion of the investment portfolio. Mortgage-backed securities comprise the largest concentration of the investment portfolio, with other investments consisting of U.S. Government and agency securities, municipal bonds and FHLB stock. Harvard Illinois’ investments also include interest-earning deposits maintained at other financial institutions.

The Company has experienced some credit quality deterioration in recent periods, related to both its investment and loan portfolios. Exposure to future credit related losses on the investment portfolio has been diminished by the OTTI losses that have already been recorded on the equity securities portfolio and the small balance of equity securities that are currently held by the Company. As of September 30, 2009, the Company’s investment in equity securities totaled $524,000. Credit quality deterioration in the loan portfolio has been mostly related to an increase in non-

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.4

performing loans secured by 1-4 family properties, reflecting the impact of the recession on the Company’s lending markets.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company. Certificates of deposit (“CDs”) constitute the largest portion of the Company’s deposit composition, with CDs comprising approximately 58% of total deposits at September 30, 2009. The Company has targeted growth of lower costing transaction account deposits as an area of strategic emphasis, pursuant to which the Company will be seeking to establish full service banking relationships with its retail and commercial loan customers. The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk, with FHLB advances generally serving as the source of borrowings utilized by the Company.

Harvard Illinois’ earnings base is largely dependent upon net interest income and operating expense levels. Overall, Harvard Illinois’ operating strategy has provided for relatively low levels of net interest income, due to narrow interest rate spreads. The Company’s narrow interest rate spreads reflect a funding composition that is concentrated in CDs and borrowings, as opposed to lower costing core deposits. Limited asset growth and off-balance sheet loan servicing has tended to put upward pressure on the Company’s operating expense ratio. Revenues derived from non-interest income sources have been a fairly stable, but somewhat limited contributor to the Company’s core earnings base.

The Company’s Board of Directors has elected to complete a mutual-to-stock conversion to improve the competitive position of Harvard Illinois. The capital realized from the stock offering will increase the operating flexibility and overall financial strength of Harvard Illinois. Notably, the Company’s strengthened capital position will support growth strategies, which should facilitate leveraging of operating expenses. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. Harvard Illinois’ higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Company’s interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.5

offering will provide an alternative funding source to deposits and borrowings in meeting the Company’s future funding needs, which may facilitate a reduction in Harvard Illinois’ funding costs. Additionally, Harvard Illinois’ higher equity-to-assets ratio will also better position the Company to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Company or nearby surrounding markets. The Company will also be better positioned to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position and its ability to offer stock as consideration. At this time, the Company has no specific plans for expansion. The projected uses of proceeds are highlighted below.

•

Harvard Illinois Bancorp, Inc. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

•

Harvard Savings Bank. At least 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank's stock, such that Harvard Savings will maintain a minimum Tier 1 capital ratio of 10.0%. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

Overall, it is the Company’s objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Harvard Illinois’ operations.

Balance Sheet Trends

Table 1.1 shows the Company’s balance sheet data for the past five and three-quarter years. From year end 2004 through September 30, 2009, Harvard Illinois’ assets decreased at a 0.1% annual rate. The relatively stable asset balance reflected growth in loans and cash and cash equivalents, which was offset by a decrease in

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.7

investment securities. Funding composition trends over the five and three-quarter year period shown in Table 1 reflected deposit growth which funded a reduction in borrowings. A summary of Harvard Illinois’ key operating ratios for the past five and three-quarter years is presented in Exhibit I-3.

Harvard Illinois’ loans receivable portfolio increased at a 1.8% annual rate from year end 2004 through September 30, 2009, with the loan portfolio trending higher from year end 2004 through year end 2008 followed by a decline in the first nine months of 2009. Overall, the Company’s ratio of loans-to-assets increased from 64.2% at year end 2004 to 70.1% at September 30, 2009. While 1-4 family permanent mortgage loans represent the largest concentration in the Company’s loan portfolio, Harvard Illinois’ loan portfolio composition is reflective of a diversified lending strategy. Trends in the Company’s loan portfolio composition over the past two and three-quarter years showed a decreasing concentration of consumer loans, as the Company is currently not active in purchasing indirect automobile loans, and slightly higher concentrations of 1-4 family permanent mortgage loans, home equity and second mortgage loans, commercial real estate/multi-family loans, construction and land development loans and commercial business loans. Consumer loans decreased from 20.2% of total loans at year end 2007 to 11.8% of total loans at September 30, 2009. The decrease in concentration of consumer loans in the Company’s loan portfolio was attributable to a reduction in the balance of indirect automobile loans in the consumer loan portfolio, as indirect automobile loans decreased from $23.2 million or 19.3% of total loans at year end 2007 to $12.6 million or 11.3% of total loans at September 30, 2009. From year end 2007 through September 30, 2009, in addition to consumer loans, the 1-4 family loan portfolio also declined slightly with other lending areas for the Company increasing slightly during the past two and three-quarter years. As of September 30, 2009, the Company’s loan portfolio composition consisted of $55.9 million or 49.9% of 1-4 family loans, $11.7 million or 10.4% of home equity and second mortgage loans, $19.8 million or 17.7% of commercial real estate/multi-family loans, $5.6 million or 5.0% of construction and land loans, $5.9 million or 5.2% of commercial business loans and $13.2 million or 11.8% of consumer loans.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.8

The intent of the Company’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Harvard Illinois’ overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Over the past five and three-quarter years, the Company’s level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 17.4% of assets at year end 2008 to a high of 29.1% of assets at year end 2004. Cash and investments equaled 23.3% of total assets at September 30, 2009. General trends in the Company’s composition of cash and investments reflect an increase in cash and cash equivalents and a decrease in investment securities. Mortgage-backed securities comprise the most significant component of the Company’s investments, with the portfolio consisting primarily of privately issued collateralized mortgage obligations and, to a lesser extent, mortgage-pass-through certificates that are guaranteed or insured by Government Sponsored Enterprises (“GSEs”). As of September 30, 2009, the mortgage-backed securities portfolio totaled $5.0 million or 3.2% of assets. Beyond the mortgage-backed securities portfolio, investment securities held by the Company at September 30, 2009 consisted of U.S. Government and agency securities ($1.6 million), equity securities ($524,000) and municipal bonds ($683,000). As of September 30, 2009, the Company maintained $3.6 million of investments as available for sale and $4.2 million of investments as held to maturity. The Company maintained a net unrealized gain on the available for sale securities of $128,000, as of September 30, 2009. Exhibit I-4 provides historical detail of the Company’s investment securities portfolios. Other investments held by Company at September 30, 2009 consisted of $6.5 million of FHLB stock. The Company also held cash and cash equivalents amounting to $22.2 million or 14.1% of assets at September 30, 2009, which included $7.2 million of CDs that were opened at other financial institutions during the nine month period ended September 30, 2009.

The Company also maintains an investment in bank-owned life insurance (“BOLI”) policies, which cover the lives of the Company’s directors and certain members of the Company’s senior management. The Company’s investment in BOLI also covers the lives of the former directors of Morris Building as well as Morris Building’s middle

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.9

and senior management. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of September 30, 2009, the cash surrender value of the Company’s BOLI equaled $4.0 million.

Over the past five and three-quarter years, Harvard Illinois’ funding needs have been largely addressed through retail deposits and internal cash flows, with supplemental funding provided by borrowings and retained earnings. From year end 2004 through September 30, 2009, the Company’s deposits increased at an annual rate of 1.8%. Following a decrease in deposits during 2005, positive deposit growth was sustained from year end 2005 through September 30, 2009. The most significant deposit growth occurred during the nine month period ended September 30, 2009, which was primarily realized through growth of money market deposits. Deposits as a percent of assets ranged from a low of 69.5% at year end 2005 to a high of 78.0% at September 30, 2009. CDs have consistently accounted for the majority of the Company’s deposit composition and equaled 57.9% of total deposits at September 30, 2009. However, since year end 2007 the concentration of CDs comprising total deposits has trended lower, as the result growth of core deposits and a slight decrease in CDs.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. From year end 2004 to September 30, 2009, borrowings decreased at an annual rate of 7.8%. Deposit growth funded the reduction in borrowings. Borrowings declined from a peak balance of $30.3 million or 19.6% of assets at year end 2005 to a low of $19.8 million or 12.6% of assets at September 30, 2009. Borrowings held by the Company at September 30, 2009 consisted entirely of FHLB advances.

The Company’s equity declined at a 2.9% annual rate from year end 2004 through September 30, 2009, as the Company recorded net losses in 2007, 2008 and for the nine months ended September 30, 2009. Nominal asset shrinkage combined with the reduction in equity resulted in a decrease in the Company’s equity-to-assets ratio from 8.9% at year end 2004 to 7.8% at September 30, 2009. All of the Company’s capital is tangible capital, and the Bank maintained capital surpluses relative to all of its

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.10

regulatory capital requirements at September 30, 2009. The addition of stock proceeds will serve to strengthen the Company’s capital position, as well as support growth opportunities. At the same time, Harvard Illinois’ ROE will initially be depressed following its stock conversion as the result of the significant increase that will be realized in the Company’s pro forma capital position.

Income and Expense Trends

Table 1.2 shows the Company’s historical income statements for the past five and three-quarter years. The Company’s reported earnings over the past five and three-quarter years, ranged from a net loss of $3.1 million or 1.92% of average assets in 2004 to net income of $851,000 or 0.54% of average assets in 2005. For the twelve months ended September 30, 2009, the Company reported a net loss of $864,000 or 0.54% of average assets. The net loss recorded in 2004 was attributable to significant loan loss provisions that were established during that period, as the result of fraud losses incurred on commercial loan participations. The net loss for the most recent twelve month period was mostly related to an increase in the amount of loan loss provisions established. OTTI losses on equity securities and losses on foreclosed assets also contributed to the net loss recorded during the most recent twelve month period. Net interest income and operating expenses represent the primary components of the Company’s earnings. Non-interest operating income has been somewhat of a limited but stable source of earnings for the Company. Loan loss provisions and gains and losses from the sale of loans, investments and foreclosed assets have had a varied impact on the Company’s earnings over the past five and three-quarter years.

Over the past five and three-quarter years, the Company’s net interest income to average assets ratio ranged from a low of 2.24% during 2008 to a high of 2.66% during 2005. For the twelve months ended September 30, 2009, the Company’s net interest income to average asset ratio equaled 2.44%. For the 2004 through 2006 period, the Company maintained a relatively stable net interest income to average assets ratio, which was followed by notably lower net interest income ratios in 2007 and 2008. The decrease in the Company’s net interest income ratios for 2007 and 2008 reflects the

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.12

unfavorable impact that the flat yield curve had on the Company’s interest rate spreads. For 2007 and 2008, the Company maintained interest rate spreads of 2.14% and 2.22%, respectively. Comparatively, the increase in the Company’s net interest income ratio during the most recent twelve month period reflects the favorable impact of declining short-term interest rates and resulting steeper yield curve on the Company’s interest rate spread. The Company’s interest rate spread increased from 2.19% during the nine months ended September 30, 2008 to 2.51% during the nine months ended September 30, 2009. The Company’s net interest rate spreads and yields and costs for the past two and three-quarter years are set forth in Exhibits I-3 and I-5.

Non-interest operating income has been a fairly stable contributor to the Company’s earnings over the past five and three-quarter years, ranging from a low of 0.31% of average assets during 2004 to a high of 0.46% of average assets during 2005. For the twelve months ended September 30, 2009, non-interest operating income equaled 0.40% of average assets. Customer service fees, loan servicing fees, brokerage commission income and BOLI income constitute the largest sources of non-interest operating income for the Company.

Operating expenses represent the other major component of the Company’s earnings, ranging from a low of 2.47% of average assets during 2006 to a high of 2.71% of average assets during 2008. For the twelve months ended September 30, 2009, operating expenses equaled 2.62% of average assets. Limited asset growth and higher operating expenses put upward pressure on the Company’s operating expense ratios in 2007 and 2008, while lower operating expenses supported a reduction in the operating expense ratio during the most recent twelve month period. Lower operating expenses during the most recent twelve month period reflect some synergies that have been realized from the merger with Morris Building. Upward pressure will be placed on the Company’s operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Company’s capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.13

Overall, the general trends in the Company’s net interest margin and operating expense ratio since 2004 reflect a slight decrease in core earnings, as indicated by the Company’s expense coverage ratio (net interest income divided by operating expenses). Harvard Illinois’ expense coverage ratio equaled 1.01 times during 2004, versus a ratio of 0.93 times during the twelve months ended September 30, 2009. The decrease in the expense coverage ratio primarily resulted from a decrease in the net interest income ratio and, to a lesser extent, an increase in the operating expense ratio. Similarly, Harvard Illinois’ efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 88.2% during 2004 was more favorable than the 92.3% efficiency ratio recorded for the twelve months ended September 30, 2009.

Over the past five and three-quarter years, loan loss provisions established by the Company ranged from a low of 0.11% of average assets during 2007 to a high of 4.17% of average assets during 2004. For the twelve months ended September 30, 2009, loan loss provisions equaled 0.90% of average assets. As noted previously, the significant loan loss provisions established during 2004 were substantially related to fraud losses incurred on commercial loan participations purchased from and serviced by one unregulated loan company that committed the fraud and subsequently filed for bankruptcy. An increase in non-performing loans and the impact of the recession on local economy were factors that contributed to the higher loan loss provisions established during 2008 and for the most recent twelve month period. As of September 30, 2009, the Company maintained valuation allowances of $1.3 million, equal to 1.16% of net loans receivable and 48.11% of non-accruing loans and accruing loans past due 90 days or more. Exhibit I-6 sets forth the Company’s loan loss allowance activity during the past two and three-quarter years.

Non-operating income over the past five and three-quarter years includes gains on sale of loans, gains and losses on sale of investment securities, OTTI losses on equity securities, losses on foreclosed assets and merger expenses resulting from the merger with Morris Building. Overall, the net earnings impact of non-operating income ranged from a loss of $1.5 million or 0.95% of average assets in 2008 to income of $1.5

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.14

million or 0.95% of average assets in 2004. For the twelve months ended September 30, 2009, the Company recorded a net non-operating loss of $220,000 or 0.14% of average assets. A $1.4 million gain on securities accounted for most of the Company’s non-operating income in 2004, while OTTI losses on equity securities accounted for most of the Company’s non-operating loss in 2008. The non-operating loss recorded during the most recent twelve month period consisted of a $7,000 loss on sale of investment securities, a $219,000 loss on OTTI of equity securities, a $230,000 loss on foreclosed assets, net of loan sale gains of $236,000. Loan sale gains reflect the sale of fixed rate loan originations for purposes of interest rate risk management and, therefore, represent an ongoing activity for the Company. Comparatively, the other components of the Company’s non-operating income are viewed as non-recurring income items. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and the strength of the regional housing market.

The Company’s effective tax rate ranged from a low of 0.60% during 2007 to a high of 47.21% during 2008. As set forth in the prospectus, the Company’s marginal effective statutory tax rate is 39.0%.

Interest Rate Risk Management

The Company’s balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that generally prevailed during 2006 and 2007, in which the yield curve was flat or inverted. Comparatively, the Company’s net interest margin has benefited from recent interest rate trends, which has provided for a steeper yield curve as the result of a decline in short-term interest rates. As of September 30, 2009, Harvard Illinois’ net portfolio value ("NPV") under a 200 basis point instantaneous and sustained rise in interest rates reflected an increase of 3.9%.

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.15

sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through selling originations of fixed rate loans to the secondary market, maintaining certain investment securities as available for sale and maintaining a diversified loan portfolio which consists primarily of shorter term fixed rate loans or adjustable rate loans. As of December 31, 2008, of the Company’s total loans due after December 31, 2009, ARM loans comprised 18.6% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with terms generally out to five years, extending CD maturities through offering attractive rates on certain longer term CDs and through emphasizing growth of lower costing and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 42.1% of the Company’s deposits at September 30, 2009.

The infusion of stock proceeds will serve to further limit the Company’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company’s capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Harvard Illinois’ lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Company’s loan portfolio. Beyond 1-4 family loans, lending diversification by the Company has emphasized commercial real estate/multi-family loans followed by consumer loans. Other areas of lending diversification for the Company include construction, land, home equity/second mortgage and commercial business loans. Going forward, the Company’s lending strategy is to continue to emphasize diversification of the loan portfolio, particularly with respect to growth of commercial real estate and commercial business loans. The origination of 1-4 family permanent mortgage loans is expected to remain an active area of lending for the Company, although growth of the 1-4 family loan portfolio will be limited as new loan production will be offset by loan sales of most fixed rate originations and repayments on the existing portfolio. Exhibit I-9 provides historical detail of Harvard Illinois’ loan portfolio

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.16

composition over the past two and three-quarter years and Exhibit I-10 provides the contractual maturity of the Company’s loan portfolio by loan type as of September 30, 2009.

Harvard Illinois offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market guidelines, as the Company’s current philosophy has been to sell all originations of conforming fixed rate loans. Loans are sold on a servicing retained basis. ARM loans offered by the Company have initial repricing terms of one, three or five years and are indexed to the one year rate for U.S. Treasury notes. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Fixed rate loans are offered for terms of 10 to 30 years. The Company also offers a seven year balloon loan, which is amortized over a 30 year term. Residential loans are generated through the Company’s in-house lending staff and are substantially secured by properties in the Company’s primary lending area. As of September 30, 2009, the Company’s outstanding balance of 1-4 family loans equaled $55.9 million or 49.9% of total loans outstanding.

The Company’s 1-4 family lending activities include second mortgage loans and home equity lines of credit. Second mortgage loans are offered with fixed rate terms of five, ten or fifteen years. Home equity lines of credit are tied to the prime rate as reported in The Wall Street Journal and are offered for terms of up to ten years. The Company will originate second mortgage loans and lines of credit up to a maximum loan-to value (“LTV”) ratio of 80.0%, inclusive of other liens on the property. As of September 30, 2009, the Company’s outstanding balance of second mortgage loans and home equity lines of credit equaled $11.7 million or 10.4% of total loans outstanding.

Construction loans originated by the Company consist substantially of loans to finance the construction of 1-4 family residences. The Company’s 1-4 family construction lending activities consist of loans that are extended to individuals for construction of their homes. Construction loans are interest only loans offered for terms of up to seven months and up to a LTV ratio of 80.0%. Commercial real estate

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.17

construction loans are originated as construction/permanent loans. Commercial real estate construction loans require payment of interest only during the construction period, which is typically a six to twelve month term. Land loans consist substantially of properties that will be used for residential development. Land loans also include loans secured by farm land and land purchased for investment purposes. Land loans are offered for terms of up to 30 years with a five year balloon provision and are extended up to a LTV ratio of 65.0%. As of September 30, 2009, Harvard Illinois’ outstanding balance of construction and land loans equaled $5.6 million or 5.0% of total loans outstanding.

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are collateralized by properties in the Company’s regional market area. Harvard Illinois originates commercial real estate and multi-family loans up to a maximum LTV ratio of 75.0% and requires a minimum debt-coverage ratio of 1.25 times. Commercial real estate and multi-family loans are offered as fixed rate loans with five or seven year balloon provisions, with amortization terms of up to 25 years. Properties securing the commercial real estate and multi-family loan portfolio include strip shopping centers, manufacturing facilities, nursing homes, churches and apartment buildings. The commercial real estate loan portfolio includes purchased loans participations, which are subject to the Company’s underwriting criteria and are secured by local properties. As of September 30, 2009, the Company’s outstanding balance of commercial real estate and multi-family loans totaled $19.8 million equal to 17.7% of total loans outstanding.

Harvard Illinois’ diversification into non-mortgage loans consists primarily of consumer loans and, to a lesser extent, commercial business loans. Beyond second mortgage and home equity lines of credit, the Company’s consumer lending activities have consisted substantially of purchased indirect automobile loans. As of September 30, 2009, the indirect automobile loan portfolio accounted for $12.6 million or 95.8% of the consumer loan portfolio. The purchase of indirect automobile loans is currently not an active lending area for the Company, as the Company is allowing that portfolio to pay down for purposes of credit risk management. Harvard Illinois’ consumer lending

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.18

activities other than indirect automobile loans have been very limited, with such loans consisting of loans secured by deposits and various types of installment loans. As of September 30, 2009, the Company’s outstanding balance of consumer loans equaled $13.2 million or 11.8% of total loans outstanding.

The commercial business loan portfolio is generated through extending loans to companies operating in the local market area. Commercial business loans offered by the Company consist of fixed rate term loans and floating rate lines of credit indexed to the prime rate as reported in The Wall Street Journal and generally have terms of five years or less. The commercial business loan portfolio consists substantially of secured loans and, to a lesser extent, unsecured loans for purposes of providing working capital for general business purposes Expansion of commercial business lending activities is an area of lending emphasis for the Company, pursuant to which the Company is seeking to become a full service community bank to its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products. As of September 30, 2009, Harvard Illinois’ outstanding balance of commercial business loans equaled $5.9 million or 5.2% of total loans outstanding.

Exhibit I-11 provides a summary of the Company’s lending activities over the past two and three-quarter years. Total loans originated reflected an increase in 2008 compared to 2007, as well as for the nine months ended September 30, 2009 compared to the year ago period. Originations of 1-4 family loans accounted for most of the Company’s lending volume over the past two and three-quarter years, with 1-4 family loan originations totaling $65.6 million or 62.6% of total loans originated. Originations of home equity lines of credit and second mortgages were the second most active lending area for the Company over the past two and three-quarter years ($15.2 million of originations or 14.5% of total loans originated), followed by commercial real estate loans ($9.2 million of originations or 8.8% of total loans originated) and commercial business loans ($7.3 million of originations or 7.0% of total loans originated). Loan originations were supplemented with loan purchases totaling $23.3 million during the two and three-quarter year period, consisting of $16.8 million of indirect automobile loans, $6.0 million

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.19

of commercial real estate loans and $481,000 of commercial business loans. Originations of 1-4 family loans were somewhat offset by 1-4 family loans sold during the two and three-quarter year period, as sales of 1-4 family loans totaled $37.1 million or 56.5% of 1-4 family loans originated. Overall, after factoring in loan repayments, net loan charge-offs and loan loss provisions, net loans receivable increased from $117.8 million at year end 2007 to $120.7 million at year end 2008 followed by a decrease to $110.2 million at September 30, 2009.

Asset Quality

The Company’s historical 1-4 family lending emphasis, as well as relatively stable real estate market conditions in the Company’s lending area, has generally supported the maintenance of relatively favorable credit quality measures. However, in recent periods, the Company has experienced some credit quality deterioration, which is viewed to be largely related to the recession and the rise in unemployment in the Company’s lending area. Over the past two and three-quarter years, Harvard Illinois’ balance of non-performing assets ranged from a low of $1.3 million or 0.81% of assets at year end 2007 to a high of $3.5 million or 2.19% of assets at year end 2008. As of September 30, 2009, non-performing assets totaled $2.9 million or 1.82% of assets. As shown in Exhibit I-12, the Company’s non-performing assets at September 30, 2009 consisted of $2.6 million of non-accruing loans, $34,000 of accruing loans past due 90 days or more and $216,000 of repossessed assets. As of September 30, 2009, 1-4 family loans accounted for $2.2 million of the non-accruing loan balance and 1-4 family properties accounted for $180,00 of the repossessed assets balance. The Company also maintained $794,000 of troubled debt restructurings at September 30, 2009.

To track the Company’s asset quality and the adequacy of valuation allowances, Harvard Illinois has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed monthly by senior management and quarterly by the Board. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of September 30,

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.20

2009, the Company maintained valuation allowances of $1.3 million, equal to 1.16% of net loans receivable and 48.11% of non-accruing loans and accruing loans past due 90 days or more.

Funding Composition and Strategy

Deposits have consistently served as the Company’s primary funding source and at September 30, 2009 deposits accounted for 86.1% of Harvard Illinois’ interest-bearing funding composition. Exhibit I-13 sets forth the Company’s deposit composition for the past two and three-quarter years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at September 30, 2009. CDs constitute the largest component of the Company’s deposit composition, although the concentration of CDs comprising total deposits has declined slightly in recent years as deposit growth has been sustained by growth of transaction and savings account deposits. As of September 30, 2009, the CD portfolio totaled $71.0 million or 57.9% of total deposits, versus comparable measures of $72.1 million and 63.3% of total deposits at year end 2007. CDs with scheduled maturities of one year or less comprised 42.5% of the Company’s CDs at September 30, 2009. As of September 30, 2009, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $22.3 million or 31.5% of total CDs. The Company held $2.8 million of brokered CDs at September 30, 2009.

The Company maintained $51.6 million of savings and transaction account deposits at September 30, 2009, which equaled 42.1% of total deposits. Comparatively, core deposits equaled $41.7 million or 36.7% of total deposits at year end 2007. Since year end 2007, money market accounts have been the primary source of core deposit growth and money market accounts comprise the largest concentration of the Company’s core deposits. As of September 30, 2009, money market accounts totaled $22.2 million or 43.0% of core deposits.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. The Company maintained $19.8 million of FHLB advances at September 30, 2009 with a weighted average rate of 4.07%. FHLB advances held by the Company at September 30, 2009 consisted of a

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.21

mix of short- and long-term borrowings, with maturities on long-term borrowings extending out to five years.

Subsidiaries and Affiliations

Other than the Bank, the Company does not maintain any subsidiaries. Harvard Illinois offers financial services through a third party affiliation with Financial Network Investment Corporation (“FNIC”). Through its affiliation with FNIC, the Bank employs a broker who is engaged in the sale of annuities, mutual funds, life insurance, equities and bonds to both the Bank’s customers and the general public.

Legal Proceedings

Harvard Illinois is not currently party to any pending legal proceedings that the Company’s management believes would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

RP® Financial, LC.	MARKET AREA
II.1

II. MARKET AREA

Introduction

The Company is headquartered in the city of Harvard, Illinois. The headquarters office and a branch office are located in Harvard, McHenry County, Illinois, northwest of the Chicago Metropolitan Statistical Area (the “Chicago MSA”). One additional branch is located in the town of Morris, Grundy County, Illinois, located approximately 75 miles to the south of Harvard. McHenry County is located northeast of Chicago, with the eastern portion of the county containing a majority of the population base as part of the Chicago MSA. The city of Harvard, containing a population of approximately 9,000, is located in the rural western portion of the county outside of the Chicago MSA. Exhibit II-1 provides information on the Company’s office properties.

Future growth opportunities for the Company depend on the future growth and stability of the local and regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Company, the relative economic health of the Company’s market area, and the resultant impact on value.

National Economic Factors

The future success of the Company’s operations is partially dependent upon national economic factors and trends. In assessing economic trends over past few quarters, Indications of a deepening recession were evident at the start of 2009 with December 2008 data showing a sharp drop in retail sales, a drop in durable-goods orders and rising unemployment. Lower retail sales and durable-goods orders reflected a cutback in consumer spending, as consumer spending declined for a fifth consecutive month in December 2008. The unemployment rate for December 2008 jumped to 7.2%, reflecting a loss of 524,000 jobs. New home construction dropped in December 2008 to the slowest pace since monthly records began in 1959 and new home sales fell to a record low as well. The broader economy continued to struggle in January, with the loss of 598,000 jobs pushing the January unemployment rate to 7.6%. The reading for

RP® Financial, LC.	MARKET AREA
II.2

consumer confidence hit a new low in January, as more homeowners struggled to avoid foreclosure. While U.S. manufacturing activity contracted at a slower rate in January and January retail sales were up from December, there was no evidence of a near term economic turnaround. Despite another sharp decline in home prices, existing home sales fell in January. The revised fourth quarter GDP showed the economy shrinking at the fastest pace in 26 years, contracting at an annualized rate of 6.3% compared to an initial estimate of a 3.8% decline.

Grim economic news continued to prevail in early-March 2009, as manufacturing activity contracted for the 13th month in a row in February and U.S. car sales fell 41% in February. The unemployment rate jumped to 8.1% in February, which was the highest level of unemployment since 1983 as employers cut 651,000 jobs in February. The Federal Reserve’s “beige book” survey found that the recession grew deeper and wider in January and February, reflecting cutbacks by consumers and companies. Comparatively, February economic data also showed some positive signs, as new home construction unexpectedly rose 22% in February and the 1.4% decline in February industrial production was the smallest drop in four months. Retail sales fell 0.1% in February, providing a potential sign that last year’s sharp declines in spending were easing. Lower prices supported increases in new and existing home sales in February, while the March employment report continued to paint a dismal picture of the national economy. The national unemployment rate for March jumped to 8.5%, as employers eliminated 663,000 jobs. Retail sales fell 1.1% in March, while March existing home sales showed a 3% decline. At the same time there were some encouraging signs for the economy in March, as pending home sales and construction spending rose in March. Overall, the U.S. economy contracted at a 6.1% annual rate in the first quarter (subsequently revised to 5.7%), but inventories and consumer spending rebounded.

The pace of layoffs slowed in April as U.S. employers cut 539,000 jobs, the fewest in six months, but the unemployment rate climbed to 8.9%. Retail sales fell 0.4% in April from March and housing starts hit a low in April, falling 12.8% from March. However, single-family home construction rose 2.8%. Durable-goods orders rose 1.9%

RP® Financial, LC.	MARKET AREA
II.3

in April, offering some evidence that the manufacturing slump was ending. Some other positive signs that the recovery was gaining strength included a 2.9% increase in existing home sales and consumer confidence shot higher in May to its highest level in eight months. May employment data showed job losses slowed for the fourth straight month, with employers cutting 345,000 jobs. However, the May unemployment rate jumped to 9.4%. Retail sales rose 0.5% in May on higher gas prices. Durable-goods orders rose and new home prices firmed in May, providing the latest evidence the U.S. economy’s free fall was ending.

Signs that the U.S. economy was pulling out of the recession became more evident at the start of the third quarter of 2009; however, overall economic conditions remained weak. The decline in manufacturing activity slowed in June, while June employment data showed more job losses than expected and an increase in the unemployment rate to 9.5%. Service sector activity improved in June and retail sales rose in June, but excluding gasoline and auto, sales fell for the fourth straight month. The index of leading economic indicators was up in June and the housing market showed some signs of recovery, as sales of new and existing homes rose in June. Notably, home prices in major U.S. cities registered the first monthly gain in a nearly a year for the three month period ending in May compared with the three months ending in April. The July employment report showed the fewest job losses in a year and the unemployment rate dipped to 9.4%, its first decline in nine months. Retail sales were down slightly in July, raising concerns over the durability of the recovery. However, sales of existing homes jumped 7.2% in July, the fastest pace in nearly two years. July new home sales were up sharply as well, which supported a 4.9% in July durable-goods orders.

August economic data generally indicated that the recession was nearing an end, as manufacturing output grew for the first time since January 2008 and the “cash for clunkers” program fueled a rebound in August retail sales. August employment data showed fewer than expected job losses, while the unemployment rate rose to a 26 year high of 9.7%. The index of leading indicators rose for the fifth straight month in August, providing another sign of recovery. Second quarter GDP declined at a 0.7% annualized

RP® Financial, LC.	MARKET AREA
II.4

rate, which was better than the 1% decline previously estimated. Other economic data suggested an uneven recovery, as existing home sales slid in August and consumer confidence fell in September. Manufacturing and service sector activity both grew in September, while the U.S. unemployment rate rose to 9.8% in September as employers cut more jobs than expected. As job losses continued to mount, vacancy rates for office space continued to increase during the third quarter. Retail sales fell in September from August as the “cash for clunkers’ program ended, however, excluding autos, retail sales increased slightly in September. New home sales fell in September, while orders for durable goods increased in September. Third quarter GDP increased at a 3.5% annual rate (subsequently revised to 2.8%), marking an apparent end to the recession. Notably, a large portion of GDP growth in the third quarter was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

October 2009 showed further signs of an economic recovery, even as the labor market continued to struggle. U.S. manufacturing activity expanded for the third month in a row in October, while a net loss of 190,000 in October pushed the October unemployment rate up to 10.2%. Retail sales and the index of leading economic indicators both rose in October, while housing data was mixed raising doubts about the strength of the sector’s recovery. New home starts tumbled in October, while sales of existing home showed a strong increase in October.

In terms of interest rate trends during 2009, interest rates remained at historically low levels during the first half of January 2009 based on concerns that deflation was creeping into the economy. Long-term Treasury yields edged higher in the second half of January and into early-February, with the yield on the 10-year Treasury note moving above 3.0% for the first time since late-November. News that the government was selling $67 billion of new Treasury securities and the pending stimulus package contributed to the decline in Treasury prices. Treasury prices moved higher in mid-February, as investors sought the safe haven of Treasury bonds amid falling stock prices and more economic worries. Interest rates stabilized in the second half of February, as U.S. consumer confidence fell in February to its lowest level in at least 41

RP® Financial, LC.	MARKET AREA
II.5

years. U.S. consumer confidence did, however, rise slightly in March, but remained weak overall due to worries about job losses, a moribund housing sector and ailing banks. After their March meeting, the Federal Reserve decided to leave interest rates unchanged at a record low of between zero and 0.25%. The Fed also announced that it would spend up to $300 billion to buy long-term government bonds and an additional $750 billion would be used to purchase mortgage-backed securities guaranteed by Fannie Mae and Freddie Mac. The Fed also said its intent with these measures was to boost mortgage lending and the struggling housing market by lowering interest rates on mortgages and other forms of consumer debt.

Treasury yields remained at historically low levels through most of April 2009, with the yield on the 10-year Treasury note dipping to 2.76% in mid-April as Treasury bonds rallied on more troublesome economic data. The yield on the 10-year Treasury note edged above 3.0% in late-April and trended higher into mid-May on some positive economic data. In late-May, Treasury yields and mortgage rates surged to their highest level since November 2008, reflecting investor worries that deficit spending to fund stimulus programs could lead to inflation. The yield on the 10-year Treasury note jumped to 3.70% in late-May, providing for a steeper yield curve as the gap between two-year and 10-year Treasury notes widened to 2.75%. Interest rates stabilized in late-May and into the first half of June. The late-June meeting of the Federal Reserve concluded with keeping its target rate near zero.

Interest rates eased lower at the start of the third quarter of 2009, as investors shunned risk ahead of second quarter earnings reports. Some economic data showing an improving economy and growing belief that the recession was nearing an end pushed long-term Treasury yields up slightly heading into late-July. The upward trend in interest rates continued into the first week of August, as interest rates edged higher following the better-than-expected employment report for July. Long-term Treasury yields eased lower going into the second half of August, as the Federal Reserve concluded its mid-August meeting leaving its key short-term rate near zero and indicated it would stay there for the foreseeable future. Weaker than expected retail sales for July and a decline in July wholesale prices further contributed to the pull back

RP® Financial, LC.	MARKET AREA
II.6

in interest rates. Long-term Treasury yields reversed course after mid-August on the stronger than expected report for July existing home sales and then stabilized in late-August and remained relatively stable through most of September as inflation worries remained low amid high unemployment and slack in the economy. News that consumer confidence fell in September pushed Treasury yields lower at the end of the third quarter.

Mixed economic data and no apparent threat of inflationary pressures supported a stable interest rate environment at the beginning of the fourth quarter, providing for the continuation a relatively steep yield curve. Interest rates remained stable through the balance of October, reflecting uncertainty over the sustainability of the economic recovery with consumer confidence declining for the second month in a row. The Federal Reserve concluded its early-November meeting by keeping its target interest rate near zero, which along with the weaker than expected employment report for October sustained a stable interest rate environment into mid-November. Long-term Treasury yields eased lower heading into the second half of November, following comments by the Federal Reserve Chairman that unemployment and troubles in commercial real estate would weigh on the recovery. Interest rates stabilized into late-November, as wholesale and retail prices for October reflected limited inflationary pressures. Long-term Treasury yields dipped in late-November following news of the credit crisis in Dubai. As of November 27, 2009, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.26% and 3.21%, respectively, versus comparable year ago yields of 0.93% and 2.99%. Exhibit II-2 provides historical interest rate trends.

The consensus outlook among economists surveyed by the Wall Street Journal in early-October 2009 was for the economy to resume growing in the third quarter of 2009 at a 3.1% annual rate with economic growth continuing through the first half of 2010 though at a slower rate. The surveyed economists anticipate a slower recovery for the labor market, with the unemployment rate expected to peak at 10.2% in February 2010. On average, the economists didn’t expect unemployment to fall below 6% until 2013.

RP® Financial, LC.	MARKET AREA
II.7

In June 2009, the Mortgage Bankers Association (the “MBA”) lowered its forecast of mortgage originations for 2009 to $2.03 trillion, a reduction of more than $700 billion from its earlier forecast in March 2009. Most of the decrease was due to a reduction in refinancings. The MBA now projects that total existing home sales for 2009 will be 4.8 million units, a drop of 1.2% from 2008. The MBA forecast calls for new home sales of 352,000 units, a decline of 27% from 2008. Median home prices for new and existing home were projected to continue to fall through 2009, dropping by about 10% from 2008 and then leveling off in 2010 as the economy improves.

Market Area Demographics

Harvard Illinois’ future growth opportunities and financial strength depend in part on the growth in the local market area served. The Company conducts operations from its two offices in Harvard, McHenry County, Illinois, and a single office in the town of Morris, Grundy County located 75 miles south of McHenry County. The branch office in Morris was acquired in 2008 pursuant to a mutual-to-mutual merger, whereby the Morris Building merged into the Bank. Currently, the Company considers McHenry and Grundy counties to be the primary market areas for lending and depository activities. The city of Harvard is a rural area with a population of approximately 9,000. The city of Morris contains approximately 12,000 residents, and is also located in a rural area.

Table 2.1 presents information regarding demographic trends for the Company’s market area counties from 2000 to 2009 and projected through 2014. Data for the nation and the state of Illinois is included for comparative purposes. The data indicates that McHenry County has a total population of approximately 331,000. However, most of the population base resides in the eastern portion of the county, which extends into the Chicago MSA. The city of Harvard is located in the western, rural portion of McHenry County and, thus, the Company operates in a primarily rural area containing a number of small communities. McHenry County reported an annual population growth rate of 2.7% from 2000 to 2009, a rate higher than the statewide and national rates of 0.6% and 1.1%, respectively, which was supported by growth in the eastern portion of the county. The population base in the city of Harvard and the immediate surrounding area is relatively small, and, therefore, the Harvard market area is viewed as somewhat

RP® Financial, LC.	MARKET AREA
II.8

Table 2.1

Harvard Illinois Bancorp, Inc.

Summary Demographic Data

	Year			Growth Rate
	2000	2009	2014	2000-2009	2009-2014
Population (000)
United States	281,422	309,732	324,063	1.1%	0.9%
Illinois	12,419	13,115	13,412	0.6%	0.4%
McHenry County	260	331	363	2.7%	1.9%
Grundy County	38	49	56	3.0%	2.7%

Households (000)
United States	105,480	116,523	122,109	1.1%	0.9%
Illinois	4,592	4,844	4,951	0.6%	0.4%
McHenry County	89	113	125	2.6%	2.0%
Grundy County	14	19	22	3.0%	3.3%

Median Household Income ($)
United States	$42,164	$54,719	$56,938	2.9%	0.8%
Illinois	46,635	60,823	63,631	3.0%	0.9%
McHenry County	64,272	83,224	88,187	2.9%	1.2%
Grundy County	52,007	66,608	70,184	2.8%	1.1%

Per Capita Income ($)
United States	$21,587	$27,277	$28,494	2.6%	0.9%
Illinois	23,104	28,587	29,827	2.4%	0.9%
McHenry County	26,476	34,218	35,302	2.9%	0.6%
Grundy County	22,591	27,938	28,752	2.4%	0.6%

2009 HH Income Dist. (%)	Less Than $25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000 +
United States	20.9%	24.5%	35.3%	19.3%
Illinois	18.2%	22.2%	39.3%	20.3%
McHenry County	8.1%	14.8%	38.2%	39.0%
Grundy County	14.1%	20.4%	48.0%	17.5%

Source: SNL Financial.

RP® Financial, LC.	MARKET AREA
II.9

limited in terms of providing growth opportunities for the Company. Similar to the state and the nation, the population growth rate for McHenry County is projected to decrease over the next five years through 2014. Grundy County, the location of the Company’s third office, is a rural county located outside of the Chicago MSA. This county recorded the highest population growth rate of all comparative areas between 2000 and 2009, although the absolute increase in residents approximated only 9,000. As can be expected, household growth trends paralleled population growth trends, with McHenry and Grundy Counties showing household growth rates that exceeded the comparable U.S. and Illinois growth rates.

Examination of median household income and per capita income measures, reveal that the primary market area counties generally had higher income levels in comparison to the state and the nation. The higher income levels, particularly with respect to McHenry County, reflect the location of McHenry County in proximity to metropolitan areas including Chicago, Rockford and Milwaukee. However, given the rural characteristics of the Harvard market area and geographic location outside of the Chicago MSA, the income measures for the communities served by the Company’s two offices in Harvard are believed to be below the income measures for all of McHenry County.

Local Economy

The local economy has been impacted by the recession, particularly with job losses experienced in the manufacturing sector which is a significant source of employment in McHenry County. The Company’s primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade, manufacturing and government serving as the basis of the McHenry and Grundy County economies. Service jobs were by far the largest employment sector in the primary market area counties and the state of Illinois, with jobs in the wholesale/retail trade constituting the second largest employment sector in both counties and the state of Illinois. Manufacturing jobs, which tend to be higher paying jobs, provided the third largest source of jobs in McHenry County and accounted for a much larger percentage of McHenry County’s employment base relative to Grundy County and the state of

RP® Financial, LC.	MARKET AREA
II.10

Illinois. Government jobs provided the third largest source of jobs in Grundy County, approximating the percentage of government jobs in McHenry County and the state of Illinois. Table 2.2 provides an overview of employment by sector, for the state of Illinois and the primary market area counties.

The city of Harvard is located in northeast Illinois approximately seven miles south of the Illinois/Wisconsin border. Harvard is also located in close proximity to the Lake Geneva/Fontana recreational and resort area. McHenry County’s largest employers include the Centegra Memorial Health System (3,450 employees), McHenry County Government (1,400 employees), Follett Library Resources Inc. (1,378 employees) and Catalent Pharma Solutions (830 employees). Major employers in Grundy County include Exelon (1,550 employees), Grundy Public Schools (1,500 employees), and Newburg/Perini (1,130 employees).

Table 2.2

Harvard Illinois Bancorp, Inc.

Primary Market Area Employment Sectors

(Percent of Labor Force)(1)

	Location
Employment Sector	Illinois	McHenry Co.	Grundy Co.
	(% of Total Employment)
Services	38.4%	32.9%	27.2%
Wholesale/Retail Trade	14.5%	16.8%	14.6%
Manufacturing	9.2%	15.2%	7.5%
Government	11.8%	11.6%	12.0%
Construction	5.4%	9.4%	7.9%
Finance/Insurance/Real Esate	9.7%	6.7%	8.2%
Arts/Entertainment/Rec.	2.0%	1.8%	2.1%
Agriculture	1.2%	1.1%	2.5%
Transportation/Utility	4.4%	NA	12.6%
Other	3.4%	4.4%	5.3%

Total	100.0%	100.0%	100.0%

(1)	As of 2006

Source: REIS DataSource.

RP® Financial, LC.	MARKET AREA
II.11

Unemployment Trends

Comparative unemployment rates for the primary market area counties, as well as for the U.S. and Illinois, are shown in Table 2.3. September 2009 unemployment rates for McHenry and Grundy were 9.3% and 11.4%, respectively, which were below and above the comparable U.S. and Illinois unemployment rates. Evidence of the recession impacting the regional economy is reflected in the significantly higher unemployment rates for September 2009 compared to a year ago, which is consistent with the state and national trends.

Table 2.3

Harvard Illinois Bancorp, Inc.

Unemployment Trends (1)

Region	September 2008 Unemployment	September 2009 Unemployment
United States	6.0%	9.5%
Illinois	6.4%	10.2%
McHenry County	5.5%	9.3%
Grundy County	6.1%	11.4%

(1)	Unemployment rates have not been seasonally adjusted.

Source:	U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Trends

Table 2.4 displays deposit market trends from June 30, 2006 through June 30, 2009 for the Company, as well as for the state of Illinois. Consistent with the state of Illinois, commercial banks maintained a larger market share of deposits than savings institutions in the Company’s primary market area counties. For the three year period covered in Table 2.4, savings institutions experienced a decrease in deposit market share in both primary market area counties.

Harvard Illinois maintains the majority of its deposits in McHenry County, although the Company maintained a larger deposit market share in Grundy County reflecting less competition in a smaller market area. The Company’s $93.0 million of deposits at the main office and one branch location in McHenry County represented a 1.4% market share of thrift and bank deposits at June 30, 2009. Comparatively, the

RP® Financial, LC.	MARKET AREA
II.12

Grundy County branch had $32.0 million in deposits and a 3.1% market share of total bank and thrift deposits at June 30, 2009. The Company’s deposit market share in McHenry County did not change during the three year period covered in Table 2.4, while a slightly lower deposit growth rate at the Grundy County branch compared to the overall deposit growth rate for bank and thrift deposits translated into a modest reduction in the Company’s deposit market share.

Table 2.4

Harvard Illinois Bancorp, Inc.

Deposit Summary

	As of June 30,						Deposit Growth Rate 2006-2009
	2006			2009
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches
	(Dollars In Thousands)						(%)
Deposit Summary
State of Illinois	$329,723,945	100.0%	4,830	$360,684,791	100.0%	4,988	3.0%
Commercial Banks	293,030,181	88.9%	4,248	336,478,836	93.3%	4,702	4.7%
Savings Institutions	36,693,764	11.1%	582	24,205,955	6.7%	286	-12.9%

McHenry County	$5,714,219	100.0%	124	$6,447,114	100.0%	130	4.1%
Commercial Banks	5,151,655	90.2%	105	6,077,833	94.3%	120	5.7%
Savings Institutions	562,564	9.8%	19	369,281	5.7%	10	-13.1%
Harvard Illinois	81,007	1.4%	2	93,013	1.4%	2	4.7%

Grundy County	$801,529	100.0%	25	$1,037,310	100.0%	26	9.0%
Commercial Banks	731,712	91.3%	22	964,300	93.0%	23	9.6%
Savings Institutions	69,817	8.7%	3	73,010	7.0%	3	1.5%
Harvard Illinois	25,322	3.2%	1	31,983	3.1%	1	8.1%
					$0

Source: FDIC.

Competition

As implied by the Company’s low market shares of deposits, competition among financial institutions in the Company’s market area is significant. Among the Company’s competitors are much larger and more diversified institutions, which have greater resources than maintained by Harvard Illinois. Financial institution competitors in the Company’s primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. From a competitive standpoint, Harvard Illinois has sought to emphasize its community orientation in the markets served by its branches. There are a total of 33 banking institutions operating in McHenry County with Harvard Illinois holding the 23rd largest market share of deposits, and 14 institutions operating in Grundy County with Harvard Illinois holding the 9th

RP® Financial, LC.	MARKET AREA
II.13

largest market share of deposits. Table 2.5 lists the Company’s largest competitors in the two counties currently served by its branches, based on deposit market share as noted parenthetically.

Table 2.5

Harvard Illinois Bancorp, Inc.

Market Area Deposit Competitors

Location	Name
McHenry County	Harris, NA (15.23%)
Home STB, NA (10.60%)
Crystal Lake B&T (8.31%)
Harvard Illinois (1.44%) Rank: 23 of 33

Grundy County	First Midwest Bank (22.51%)
Standard B&T Co (21.17%)
Grundy Bank (13.74%)
Harvard Illinois (3.08%) Rank: 9 of 14

Source: FDIC

RP® Financial, LC.	PEER GROUP ANALYSIS
III.1

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Harvard Illinois’ operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Harvard Illinois is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Harvard Illinois, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There

RP® Financial, LC.	PEER GROUP ANALYSIS
III.2

are approximately 150 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Harvard Illinois will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Harvard Illinois. In the selection process, we applied two “screens” to the universe of all public companies that were eligible for consideration:

•

Screen #1 Midwest institutions with assets between $150 million and $550 million, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings. Seven companies met the criteria for Screen #1 and all seven were included in the Peer Group: Citizens Community Bancorp of Wisconsin, FFD Financial Corp. of Ohio, First Capital, Inc. of Indiana, LSB Financial Corp. of Indiana, Liberty Bancorp, Inc. of Missouri, River Valley Bancorp of Indiana and Wayne Savings Bancshares of Ohio. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Midwest thrifts.

•

Screen #2 Mid-Atlantic institutions with assets between $150 million and $550 million, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings. Three companies met the criteria for Screen #2 and all three were included in the Peer Group: Elmira Savings Bank of New York, Rome Bancorp, Inc. of New York and WVS Financial Corp. of Pennsylvania. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Harvard Illinois, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Harvard Illinois’ financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.4

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Harvard Illinois’ characteristics is detailed below.

•

Citizens Community Bancorp, Inc of Wisconsin. Selected due to relatively limited earnings contribution from non-interest operating income, comparable level of operating expenses as a percent of average assets and lending diversification emphasis on consumer loans.

•

Elmira Savings Bank of New York. Selected due to comparable concentration of mortgage-backed securities and 1-4 family loans as a percent of assets and comparable lending diversification emphasis on commercial real estate loans.

•

FFD Financial Corp. of Ohio. Selected due to comparable asset size, similar size of branch network, comparable interest-bearing funding composition, relatively limited earnings contribution from non-interest operating income, comparable level of operating expenses as a percent of average assets and comparable concentration of 1-4 family loans as a percent of assets.

•

First Capital, Inc. of Indiana. Selected due to comparable interest-earning asset composition, comparable interest-bearing funding composition, comparable level of operating expenses as a percent of average assets, comparable concentration of 1-4 family loans as a percent of assets, comparable lending diversification emphasis on commercial real estate loans and comparable level of non-performing assets as a percent of assets.

•

LSB Financial Corp. of Indiana. Selected due to comparable interest-bearing funding composition, comparable level of operating expenses as a percent of average assets and comparable concentration of 1-4 family loans as a percent of assets.

•	Liberty Bancorp, Inc. of Missouri. Selected due to relatively high equity-to-assets ratio and comparable interest-bearing funding composition.

•	River Valley Bancorp of Indiana. Selected due to comparable interest-earning asset composition and comparable concentration of mortgage-backed securities and 1-4 family loans as a percent of assets.

•	Rome Bancorp, Inc. of New York. Selected due to relatively high equity-to-assets ratio and comparable lending diversification emphasis on commercial real estate loans.

•

WVS Financial Corp. of Pennsylvania. Selected due to relatively limited earnings contribution from non-interest operating income and comparable concentration of mortgage-backed securities and 1-4 family loans as a percent of assets.

•

Wayne Savings Bancshares of Ohio. Selected due to comparable interest-bearing funding composition, comparable level of operating expenses as a percent of average assets and comparable concentration of 1-4 family loans as a percent of assets.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.5

In aggregate, the Peer Group companies maintained a similar level of tangible equity as the industry average (9.75% of assets versus 9.95% for all public companies), generated higher earnings as a percent of average assets (0.46% core ROAA versus a net loss of 0.35% for all public companies), and earned a higher ROE (4.53% core ROE versus negative 2.20% for all public companies). Overall, the Peer Group’s average P/TB ratio and average core P/E multiple were slightly above the respective averages for all publicly-traded thrifts.

	All Publicly-Traded		Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$2,908		$394
Market capitalization ($Mil)	$304		$27
Tangible equity/assets (%)	9.95%		9.75%
Core return on average assets (%)	(0.35)		0.46
Core return on average equity (%)	(2.20)		4.53

Pricing Ratios (Averages)(1)
Core price/earnings (x)	16.80	x	17.01	x
Price/tangible book (%)	76.04%		79.77%
Price/assets (%)	7.48		7.26

(1)	Based on market prices as of November 27, 2009.

Ideally, the Peer Group companies would be comparable to Harvard Illinois in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Harvard Illinois, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Harvard Illinois and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company’s and the Peer Group’s ratios reflect balances as of September 30, 2009 unless indicated otherwise for the Peer Group companies. Harvard Illinois’ equity-to-assets ratio of 7.8% was below the Peer

RP® Financial, LC.	PEER GROUP ANALYSIS
III.7

Group’s average net worth ratio of 10.3%. However, the Company’s pro forma capital position will increase with the addition of stock proceeds, providing the Company with an equity-to-assets ratio that will be more comparable to the Peer Group’s ratio. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 7.8% and 9.7%, respectively. The increase in Harvard Illinois’ pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company’s higher pro forma capitalization will initially depress return on equity. Both Harvard Savings’ and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group’s ratios currently exceeding the Bank’s ratios. On a pro forma basis, the Bank’s regulatory ratios can be expected to be more comparable to the Peer Group’s ratios.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Harvard Illinois and the Peer Group. The Company’s loans-to-assets ratio of 70.1% approximated the comparable Peer Group ratio of 69.7%. Comparatively, the Company’s cash and investments-to-assets ratio of 23.2% was slightly below the comparable ratio for the Peer Group of 25.2%. Overall, Harvard Illinois’ interest-earning assets amounted to 93.3% of assets, which was slightly below the comparable Peer Group ratio of 94.9%. The Peer Group’s non-interest earning assets included bank-owned life insurance (“BOLI”) equal to 1.3% of assets and goodwill/intangibles equal to 0.6% of assets, while the Company maintained BOLI equal to 2.5% of assets and a zero balance of goodwill and intangibles.

Harvard Illinois’ funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Company’s deposits equaled 78.0% of assets, which was above the Peer Group’s ratio of 69.7%. Comparatively, the Company maintained a lower level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 12.6% and 19.0% for Harvard Illinois and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 90.6% and 88.7%,

RP® Financial, LC.	PEER GROUP ANALYSIS
III.8

respectively, with the Peer Group’s lower ratio supported by maintenance of a higher capital position. Presently, the Company’s IEA/IBL ratio is lower than the Peer Group’s ratio, based on IEA/IBL ratios of 103.0% and 107.0%, respectively. The additional capital realized from stock proceeds should provide Harvard Illinois with an IEA/IBL ratio that is comparable to the Peer Group’s ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Harvard Illinois’ growth rates are annualized rates for the nine months ended September 30, 2009, while the Peer Group’s growth rates are based on annual growth for the twelve months ended September 30, 2009 or the most recent twelve month period available. Harvard Illinois recorded a 1.2% decrease in assets, versus asset growth of 4.9% for the Peer Group. Asset shrinkage for Harvard Illinois was mostly related to an 11.5% decrease in loans, which was largely offset by a 45.2% increase in cash and investments. Asset growth for the Peer Group was sustained by loans and cash and investments, which increased by 3.8% and 20.7%, respectively.

Asset shrinkage along with a 6.1% increase in deposits funded a 30.8% reduction in the Company’s borrowings. Comparatively, the Peer Group’s asset growth was largely funded by an 11.3% increase in deposits, which funded an 11.2% reduction in the Peer Group’s borrowings as well. The Company’s capital decreased by 3.7% during the twelve month period, reflecting the net loss recorded during the period partially offset by an increase in the equity adjustment for net unrealized gains on available for sale investments. Comparatively, the Peer Group’s capital increased by 1.9% during the twelve month period, suggesting that retention of earnings was largely offset by dividends, stock repurchases and the equity adjustment for net unrealized losses or gains on available for sale investments. The Company’s post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially slow the Company’s capital growth rate in the longer term following the stock offering.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.9

Income and Expense Components

Table 3.3 displays statements of operations for the Company and the Peer Group. The Company’s and the Peer Group’s ratios are based on earnings for the twelve months ended September 30, 2009, unless otherwise indicated for the Peer Group companies. Harvard Illinois reported a net loss equal to 0.54% of average assets, versus net income equal to 0.42% of average assets for the Peer Group. The net loss recorded by the Company was mostly attributable to loan loss provisions established during the period. In addition to lower loan loss provisions, higher levels of net interest income and non-interest operating income also represented earnings advantages for the Peer Group. Net gains and losses were a relatively minor factor in both the Company’s and the Peer Group’s earnings.

The Peer Group’s stronger net interest margin was realized through maintenance of a higher interest income ratio and a lower interest expense ratio. The Peer Group’s higher interest income ratio was supported by maintaining a higher concentration of assets in interest-earning assets, as well as a higher overall yield earned on interest-earning assets (5.48% versus 5.35% for the Company). Likewise, the Peer Group’s lower interest expense ratio was realized through maintaining a lower level of interest-bearing liabilities, as well as a lower cost of funds (2.47% versus 2.90% for the Company). The Company’s deposit composition, which consists of a relatively high concentration of CDs, was a factor that contributed to its higher cost of funds. Overall, Harvard Illinois and the Peer Group reported net interest income to average assets ratios of 2.44% and 3.00%, respectively.

In another key area of core earnings strength, the Company and the Peer Group maintained comparable levels of operating expenses as the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 2.62% and 2.64%, respectively. Notwithstanding the Company’s and the Peer Group’s comparable operating expense ratios, Harvard Illinois maintained a comparatively lower number of employees relative to its asset size. Assets per full time equivalent employee equaled $5.4 million for the Company, versus a comparable measure of $4.6 million for the Peer Group. On a post-offering basis, the

RP® Financial, LC.	PEER GROUP ANALYSIS
III.11

Company’s operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group’s operating expenses. At the same time, Harvard Illinois’ capacity to leverage operating expenses will be similar or slightly greater than the Peer Group’s leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company’s earnings were less favorable than the Peer Group’s. Expense coverage ratios posted by Harvard Illinois and the Peer Group equaled 0.93x and 1.14x, respectively.

Sources of non-interest operating income provided a larger contribution to the Peer Group’s earnings, with such income amounting to 0.26% and 0.62% of Harvard Illinois’ and the Peer Group’s average assets, respectively. The Company’s comparatively lower earnings contribution realized from non-interest operating income implies more limited diversification into areas that generate revenues from non-interest sources relative to the Peer Group’s operations, as well as a relatively low concentration of deposits maintained in checking accounts that generate non-interest revenues in the form of fees and service charges. A larger loss on real estate operations was also a factor the contributed to the Company’s lower level of non-interest operating income. Taking non-interest operating income into account in comparing the Company’s and the Peer Group’s earnings, Harvard Illinois’ efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 97.0% was less favorable than the Peer Group’s efficiency ratio of 72.4%.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.12

Loan loss provisions had a larger impact on the Company’s earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.90% and 0.35% of average assets, respectively.

Net gains and losses realized from the sale of assets and other non-operating items including OTTI losses on equity securities equaled a net gain of 0.01% of average assets for the Company and a net loss equal to 0.09% of average assets for the Peer Group. The nominal net gain recorded by the Company was realized through gains on the sale of loans, which was largely offset by OTTI losses on equity securities and a loss on sale of investment securities. The OTTI losses and loss on sale of investment securities are viewed as non-recurring earnings and are not considered to be part of an institution’s core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Company’s or the Peer Group’s earnings.

As the result of the net loss recorded during the period, Harvard Illinois recorded a tax benefit equal to 32.92% of the pre-tax loss. Comparatively, the Peer Group posted an effective tax rate of 27.53%. As indicated in the prospectus, the Company’s effective marginal tax rate is equal to 39.0%.

Loan Composition

Table 3.4 presents data related to the Company’s and the Peer Group’s loan portfolio compositions (including the investment in mortgage-backed securities). The Company’s loan portfolio composition reflected a slightly lower concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (38.8% of assets versus 43.0% for the Peer Group). The Company’s lower ratio was attributable to maintaining a lower concentration of mortgage-backed securities, as the Company maintained a higher concentration of 1-4 family loans than

RP® Financial, LC.	PEER GROUP ANALYSIS
III.14

the Peer Group. Loans serviced for others equaled 38.8% and 12.5% of the Company’s and the Peer Group’s assets, respectively, thereby indicating a greater influence of loan servicing income on the Company’s earnings. Consistent with the Company’s higher ratio of loans serviced for others as a percent of assets, loan servicing intangibles were a slightly larger factor on the Company’s balance sheet (0.24% of assets versus 0.09% for the Peer Group).

Diversification into higher risk and higher yielding types of lending was fairly comparable for the Company and the Peer Group. Consumer loans represented the most significant area of lending diversification for the Company (15.8% of assets), followed by commercial real estate/multi-family loans (12.6% of assets) and commercial business loans (3.7% of assets). The Peer Group’s lending diversification consisted primarily of commercial real estate/multi-family loans (20.5% of assets), followed by commercial business loans (6.5% of assets) and consumer loans (6.5% of assets). Lending diversification for the Company and the Peer Group included comparable levels of construction/land loans (3.5% of assets versus 4.4% of assets for the Peer Group). The Company’s and the Peer Group’s similar concentrations of assets maintained in loans and comparable levels of diversification into higher risk types of loans translated into fairly similar risk weighted assets-to-assets ratios for the Company and the Peer Group (68.25% versus 73.21% for the Peer Group).

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Harvard Illinois’ interest rate risk characteristics were considered to be less favorable than the Peer Group’s. Most notably, the Company’s tangible equity-to-assets ratio and IEA/IBL ratio were below the comparable Peer Group ratios. Additionally, the Company’s ratio of non-interest earning assets as a percent of assets was higher than the Peer Group’s ratio. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with balance sheet interest rate risk characteristics that are comparable to the Peer Group’s measures, particularly with

RP® Financial, LC.	PEER GROUP ANALYSIS
III.16

respect to the increases that will be realized in the Company’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Harvard Illinois and the Peer Group. In general, the more significant fluctuations in the Company’s ratios implied that the interest rate risk associated with the Company’s net interest income was greater compared to the Peer Group’s, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Company’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Harvard Illinois’ assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, based on a comparison of credit quality measures, the Company’s credit risk exposure was considered to be somewhat greater than the Peer Group’s. As shown in Table 3.6, the Company’s non-performing assets/assets and non-performing loans/loans ratios equaled 1.82% and 2.37%, respectively, versus comparable measures of 1.42% and 1.86% for the Peer Group. The Company’s and Peer Group’s loss reserves as a percent of non-performing loans equaled 48.74% and 137.32%, respectively. Loss reserves maintained as percent of net loans receivable equaled 1.16% for the Company, versus 1.04% for the Peer Group. Net loan charge-offs were more significant for the Company, as net loan charge-offs for the Company equaled 0.79% of loans versus 0.40% of loans for the Peer Group.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit

RP® Financial, LC.	PEER GROUP ANALYSIS
III.18

quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP® Financial, LC.	VALUATION ANALYSIS
IV.1

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company’s conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines, which have been adopted in practice by the FDIC and the Illinois Department of Financial and Professional Regulation, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the

RP® Financial, LC.	VALUATION ANALYSIS
IV.2

market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Harvard Illinois’ operations and financial condition; (2) monitor Harvard Illinois’ operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Harvard Illinois’ value, or Harvard Illinois’ value alone. To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses

RP® Financial, LC.	VALUATION ANALYSIS
IV.3

of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company’s and the Peer Group’s financial strengths are noted as follows:

•

Overall A/L Composition. In comparison to the Peer Group, the Company’s interest-earning asset composition showed a slightly lower concentration of cash and investments and a slightly higher concentration of loans. Diversification into higher risk and higher yielding types of loans was similar for the Company and the Peer Group. Overall, in comparison to the Peer Group, the Company’s interest-earning asset composition provided for a lower yield earned on interest-earning assets and a slightly lower risk weighted assets-to-assets ratio. While Harvard Illinois’ funding composition reflected a higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios, the Peer Group’s funding costs were lower than the Company’s. Overall, as a percent of assets, the Company maintained a slightly lower level of interest-earning assets and a slightly higher level of interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a lower IEA/IBL ratio for the Company. After factoring in the impact of the net stock proceeds, the Company’s IEA/IBL ratio should more comparable to the Peer Group’s ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

•

Credit Quality. The Company’s ratios for non-performing assets and non-performing loans were slightly above the comparable ratios for the Peer Group. Loss reserves as a percent loans were slightly higher for the Company, while loss reserves as a percent of non-performing loans were significantly higher for the Peer Group. Net loan charge-offs as a percent of loans were higher for the Company. Overall, RP Financial concluded that credit quality was a slightly negative factor in our adjustment for financial condition.

RP® Financial, LC.	VALUATION ANALYSIS
IV.4

•

Balance Sheet Liquidity. The Company operated with a slightly lower level of cash and investment securities relative to the Peer Group (23.2% of assets versus 25.2% for the Peer Group). Following the infusion of stock proceeds, the Company’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Company’s future borrowing capacity was considered to be slightly greater than the Peer Group’s, given the lower level of borrowings currently funding the Company’s assets. Overall, RP Financial concluded that balance sheet liquidity was a neutral factor in our adjustment for financial condition.

•

Funding Liabilities. The Company’s interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios. Overall, the Company’s funding composition provided for a higher cost of funds than maintained by the Peer Group. The Company’s higher cost of funds is reflective of the relatively high concentration of deposits that are maintained in CDs, versus lower costing savings and transaction accounts. Total interest-bearing liabilities as a percent of assets were higher for the Company compared to the Peer Group’s ratio, which was attributable to the Peer Group’s higher capital position. Following the stock offering, the increase in the Company’s capital position will reduce the level of interest-bearing liabilities funding the Company’s assets to a ratio that is more comparable to the Peer Group’s ratio. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

•

Capital. The Company currently operates with a lower equity-to-assets ratio than the Peer Group. However, following the stock offering, Harvard Illinois’ pro forma capital position can be expected to be comparable or slightly exceed the Peer Group’s equity-to-assets ratio. The Company’s pro forma capital position implies similar leverage capacity as the Peer Group, similar dependence on interest-bearing liabilities to fund assets and a similar level of capital to absorb unanticipated losses. On balance, RP Financial concluded that capital strength was a neutral factor in our adjustment for financial condition.

On balance, Harvard Illinois’ balance sheet strength was considered to be comparable to the Peer Group’s and, thus, no adjustment was applied for the Company’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to

RP® Financial, LC.	VALUATION ANALYSIS
IV.5

generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•

Reported Earnings. The Company reported a net loss equal to 0.54% of average assets, versus net income equal to 0.42% of average assets for the Peer Group. The net loss recorded by the Company was mostly attributable to the level of loan loss provisions established during the period, which was well above the level of loss provisions established by the Peer Group. The Peer Group also maintained earnings advantages with respect to net interest income and non-interest operating income. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Company’s earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. On balance, RP Financial concluded that the Company’s reported earnings were a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

•

Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company’s and the Peer Group’s core earnings. In these measures, the Company operated with a lower net interest margin, a similar operating expense ratio and a lower level of non-interest operating income. The Company’s ratios for net interest income and operating expenses translated into a lower expense coverage ratio in comparison to the Peer Group’s ratio (equal to 0.93x versus 1.14X for the Peer Group). Similarly, the Company’s efficiency ratio of 97.0% was less favorable than the Peer Group’s efficiency ratio of 72.4%. Loan loss provisions had a notably larger impact on the Company’s earnings. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Company’s pro forma core earnings will be less favorable than the Peer Group’s. Therefore, RP Financial concluded that this was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

•

Interest Rate Risk. Quarterly changes in the Company’s and the Peer Group’s net interest income to average assets ratios indicated that a greater degree of volatility was associated with the Company’s net interest margin. Other measures of interest rate risk, such as capital and IEA/IBL ratios were more favorable for the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that will be fairly comparable to the Peer Group

RP® Financial, LC.	VALUATION ANALYSIS
IV.6

ratios, as well as enhance the stability of the Company’s net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

•

Credit Risk. Loan loss provisions were a larger factor in the Company’s earnings (0.90% of average assets versus 0.35% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, the Company and the Peer Group maintained similar concentrations of assets in loans. Lending diversification into higher risk types of loans was similar for the Company and the Peer Group, while the Company’s risk weighed assets-to-assets ratio was slightly lower than the Peer Group’s ratio. Credit quality measures for non-performing assets and loss reserves as a percent of loans and non-performing loans generally implied higher credit risk exposure for the Company. Overall, RP Financial concluded that credit risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

•

Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company maintained a less favorable interest rate spread than the Peer Group, which would tend to support a stronger net interest margin going forward for the Peer Group. Second, the infusion of stock proceeds will provide the Company with comparable growth potential through leverage as currently maintained by the Peer Group. Third, the Peer Group’s higher ratio of non-interest operating income is viewed as an advantage to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

•

Return on Equity. Currently, the Company’ core ROE is less favorable than the Peer Group’s core ROE. Accordingly, as the result of the Company’s lower core earnings and the increase in capital that will be realized from the infusion of net stock proceeds into the Company’s equity, the Company’s pro forma return equity on a core earnings basis can be expected to initially remain lower than the Peer Group’s ROE. Therefore, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Harvard Illinois’ pro forma earnings strength was considered to be less favorable than the Peer Group’s and, thus, a moderate downward adjustment was applied for profitability, growth and viability of earnings.

RP® Financial, LC.	VALUATION ANALYSIS
IV.7

3.	Asset Growth

The Peer Group’s asset growth rate exceeded the Company’s growth rate during the period covered in our comparative analysis, based on asset growth of 4.9% for the Peer Group versus a decrease in assets of 1.2% for the Company. Asset growth for the Peer Group was sustained by a combination of loans and cash and investments, while the Company’s asset shrinkage was mostly due to a decrease in loans which was largely offset by an increase in cash and investments. On a pro forma basis, the Company’s tangible equity-to-assets ratio will be comparable or slightly exceed the Peer Group’s tangible equity-to-assets ratio, indicating comparable leverage capacity for the Company relative to the Peer Group’s leverage capacity. On balance, given the less favorable growth trends in the Company’s interest-earning asset composition, we concluded that a slight downward adjustment was warranted for asset growth.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Harvard, Illinois is located in McHenry County, which is a large, fast growing county supported by growth occurring in the part of the county that is in the Chicago MSA. However, Harvard is located outside of the Chicago MSA and is largely a rural area with slower growth characteristics than indicated for all of McHenry County. In Harvard, the Company primarily faces competition with other locally-based institutions and, to a lesser extent, institutions with a regional or national presence.

The Peer Group companies generally operate in a mix of suburban and rural markets, with the majority of the markets served by the Peer Group companies having comparable or smaller populations compared to McHenry County. The markets served by the Peer Group companies reflected slower population growth and lower per capita income compared to McHenry County, which is considered to be more comparable to the Company’s market area in Harvard. The average and median deposit market shares maintained by the Peer Group companies were above the Company’s market share of deposits in McHenry County. Summary demographic and deposit market

RP® Financial, LC.	VALUATION ANALYSIS
IV.8

share data for the Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, September 2009 unemployment rates for the markets served by the Peer Group companies were generally slightly lower than the unemployment rate for McHenry County. On balance, we concluded that no adjustment was appropriate for the Company’s market area.

Table 4.1

Market Area Unemployment Rates

Harvard Illinois Financial and the Peer Group Companies(1)

	County	September 2009 Unemployment
Harvard Illinois Financial — IL	McHenry	9.3%

Peer Group Average		8.3%
Citizens Community Bancorp — WI	Eau Claire	6.0%
Elmira Savings Bank. — NY	Chemung	8.9
FFD Financial Corp. — OH	Tuscarawas	10.2
First Capital, Inc. — IN	Harrison	7.8
LSB Financial Corp. — IN	Tippecanoe	8.5
Liberty Bancorp, Inc. — MO	Clay	8.6
River Valley Bancorp — IN	Jefferson	9.5
Rome Bancorp, Inc. — NY	Oneida	7.3
WVS Financial Corp. — PA	Allegheny	7.2
Wayne Savings Bancshares — OH	Wayne	8.9

(1)	Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5.	Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.24% to 6.46%. The average dividend yield on the stocks

RP® Financial, LC.	VALUATION ANALYSIS
IV.9

of the Peer Group institutions equaled 4.45% as of November 27, 2009. As of November 27, 2009, approximately 69% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.38%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Based on the Company’s pro forma capital position and leverage capacity, which will be comparable to slightly greater than the Peer Group’s capital position and leverage capacity, the Company will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield. On balance, we concluded that no adjustment was warranted for this factor.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provide an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $15.6 million to $53.5 million as of November 27, 2009, with average and median market values of $27.4million and $24.4 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.0 million to 6.9 million, with average and median shares outstanding of 3.0 million and 2.4 million, respectively. The Company’s stock offering is expected to have a pro forma market value and shares outstanding that will be below or at the lower end of the range of market values and shares outstanding indicated for the Peer Group companies. It is anticipated that the Company’s stock will be listed for trading on the OTC Bulletin Board following the stock offering, which generally suggests lower liquidity compared to a stock listed on NASDAQ or an exchange. Overall, we anticipate that the Company’s public stock will have a less liquid trading market than the Peer Group companies on average and, therefore, concluded a slight downward adjustment was necessary for this factor.

RP® Financial, LC.	VALUATION ANALYSIS
IV.10

7.	Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Harvard Illinois: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Illinois. All three of these markets were considered in the valuation of the Company’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks started 2009 on an upswing for the first two trading days, which was followed by a one day decline of 245 points in the Dow Jones Industrial Average (“DJIA”). Profit warnings and more evidence of rising unemployment were factors that contributed to the sell-off. Growing concern that the bear market wasn’t over and the start of an expected dismal fourth quarter earnings season accelerated the slide in the broader stock market going into mid-January. The downturn in stocks continued into the second half of January, led by a sell-off in bank stocks amid multi-billion dollar fourth quarter losses posted by some large banks both in the U.S. and Europe. Following a brief rebound in late-January,

RP® Financial, LC.	VALUATION ANALYSIS
IV.11

more weak economic data pushed stocks lower at the close of January providing for the worst January performance in the DJIA on record.

Stocks traded unevenly in early-February 2009 and then plunged to new bear market lows in mid-February, based on growing fears of a meltdown in the broader global economy. The negative sentiment in stocks generally continued to prevail through the balance of February and into the start of March, as investors around the globe bet on a prolonged recession and a sustained earnings downturn with the DJIA tumbling below 7000 in early-March for the first time in twelve years. With growing concerns of Citigroup becoming nationalized, the DJIA was down by 25% for the year through the first week of March. Stocks rebounded heading in mid-March on rekindled hopes that banks would weather the financial crisis and positive economic data showing a pick up in new home construction in February. The broader stock market advance strengthened in late-March, as stocks soared after the White House unveiled its plan to clean up banks’ balance sheets. Strong demand in an auction of seven year Treasury notes helped to push the DJIA into bull market territory in late-March, which was followed by a pullback as the U.S. Government threatened bankruptcy for GM and Chrysler. Overall, the first quarter was the sixth straight losing quarter for the DJIA, although the DJIA was up 7.7% in March.

A positive report on manufacturing activity in March and an easing of mark-to-market accounting rules on troubled assets fueled gains in the broader stock market at the start of the second quarter of 2009. For most of April, there were no sustained trends in the broader stock market as investors evaluated signs of an economic recovery and a mix of positive and negative first quarter earnings reports. Overall, strong earnings from some bellwether companies supported a 7.4% increase in the DJIA for the month of April. Stocks generally trended higher in early-May on some positive economic signs, which included April employment data that showed the pace of layoffs slowed. Mixed economic data and profit taking provided for day-to-day fluctuations in the broader stock market through the balance of May, with the DJIA posting a 2.9 % gain for the month. The broader stock market traded in a relatively narrow range during the first half June, which was followed by a pullback in mid-June as

RP® Financial, LC.	VALUATION ANALYSIS
IV.12

hopes for a quick economic recovery faded. The global economy continued to weigh down stocks heading into late-June, with the DJIA moving back into negative territory for 2009. More attractive valuations and gains in the energy sector helped to end the broader market downturn in late-June.

The downward trend in the broader market resumed in-early July 2009, with the DJIA falling to its lowest level in more than two months amid anxiety about second quarter earnings and a June employment report which showed more job losses than expected. Stocks rallied in mid-July on strong second quarter earnings reports, which included better-than-expected earnings posted by some bank bellwethers. The DJIA moved past 9000 going into late-July on some more favorable earnings reports and a positive report for new home sales in June. Fueled by a growing belief that the recession was over and favorable unemployment data for July, the DJIA moved to a new high for 2009 in the first week of August. The broader stock market fluctuated in a narrow range through mid-August, reflecting uncertainty over the sustainability of the economic recovery. Better-than-expected economic data for housing and consumer confidence sustained a positive trend in the stock market in late-August, with the DJIA moving to new highs for the year. The broader stock market faltered at the start of September 2009, as investors worried the summer rally would give way to a correction. Encouraging economic data led a rebound in the stock market moving into mid-September, which was followed by a pullback on disappointing housing data for August. Stocks spiked higher in late-September on news of some large merger deals. Despite closing lower at the end of September, the DJIA had its best third quarter since 1939 with a gain of 15% for the quarter.

Stocks started October with a sell-off, as investors reacted negatively to economic data showing a slow down in manufacturing activity from August to September and more job losses than expected for September. Energy and material stocks led a stock market rally heading into mid-October, as stock markets rallied around the world. Good earnings reports from J.P. Morgan Chase and Intel lifted the DJIA above a 10000 close in mid-October. Mixed economic data and concerns of the sustainability of the recovery following the removal of the federal stimulus programs

RP® Financial, LC.	VALUATION ANALYSIS
IV.13

provided for volatile trading at the close of October. Stocks moved higher in early-November, with the DJIA topping 10000 again on renewed optimism about the economy aided by a report that manufacturing activity rose around the world in October. Expectations that interest rates and inflation would remain low, following a weaker than expected employment report for October, sustained the rally heading into mid-November. The DJIA hit new highs for the year in mid-November, as investors focused on upbeat earnings from major retailers, signs of economic growth in Asia and the Federal Reserve’s commitment to low interest rates. Stocks traded unevenly through the second half of November, reflecting investor uncertainty over the strength of the economic recovery and Dubai debt worries. On November 27, 2009, the DJIA closed at 10309.92, an increase of 16.8% from one year ago and an increase of 17.5% year-to-date, and the NASDAQ closed at 2138.44, an increase of 39.3% from one year ago and an increase of 35.6% year-to-date. The Standard & Poor’s 500 Index closed at 1091.49 on November 27, 2009, an increase of 21.8% from one year ago and an increase of 20.8% year-to-date.

The market for thrift stocks has been mixed as well in recent quarters, but in general has underperformed the broader stock market. Financial stocks continued to weigh heavily on the performance of the broader stock market during the first quarter of 2009, with the deepening recession extending the financial crisis into 2009. A gloomy economic outlook by the Federal Reserve and indications that the December employment report would show mounting job losses pressured financial stocks lower at the start of 2009. Bank of America and Citigroup led a downturn in financial stocks going into mid-January, as both companies reported significant fourth quarter losses. Mounting concerns over the health of the banking system pushed bank and thrift stocks sharply lower going in the second half of January, with some of the nation’s largest banks trading down 30% to 50% in one day amid worse than expected credit quality deterioration reflected in fourth quarter earnings reports. Oversold thrift stocks bounced higher in late-January and then followed the broader stock market lower to close out January. After trading in a narrow range in early-February, financial stocks led the market lower into mid-February. More bad economic data and the lack of detail in the Treasury’s rescue plan for financial institutions contributed to the sell-off in financial

RP® Financial, LC.	VALUATION ANALYSIS
IV.14

stocks. Counter to the broader market, thrift stocks rebounded slightly at the end of February, which was followed by a sell-off in financial stocks in early-March on growing fears of Citigroup becoming nationalized and the implications of further credit quality deterioration amid the prolonged recession. Bank and thrift stocks led a rally in the broader market in mid-March, as investors reacted favorably to a Federal Reserve initiative to provide greater support to the mortgage lending and housing markets through the purchase of $750 billion of agency mortgage-backed securities. The rebound in financial stocks accelerated in late-March, with the release of further details of the U.S. Treasury’s plan to partner with private investors to purchase troubled assets serving as the catalyst to an explosive one day rally. Following a brief pullback, bank and thrift stocks closed out the first quarter with gains on encouraging signs that financial stocks may have bottomed out.

Thrift stocks underperformed the broader stock market during the second quarter of 2009, with credit quality concerns continuing to weigh on the sector in the face of declining home prices and rising vacancy rates becoming more evident for commercial properties. Following a neutral start to the second quarter, thrift stocks move higher along with financial stocks in general on Wells Fargo’s mid-April announcement that it would book record first quarter earnings. Thrift stocks retreated heading into late-April, as investors reacted negatively to first quarter earnings reports showing credit losses growing at Bank of America and Citigroup. Comments from the Treasury Secretary indicating that the large majority of banks had more capital than they needed and a rally in the broader market provided a slight boost to the thrift sector in late-April, which was followed by the thrift sector settling into a narrow trading range during the first half of May. Thrift stocks dipped along with the broader market heading into second half of May, amid concerns about prolonged economic weakness and Standard & Poor’s warning that it may downgrade its rating of the United Kingdom. A healthy gain in the May Consumer Confidence Index and a well received auction of seven-year Treasury notes helped thrift stocks to close out May in a positive trend, which continued into the first part of June. Following a couple weeks of stability in the thrift sector, thrift stocks pulled back along with the broader market on economic and

RP® Financial, LC.	VALUATION ANALYSIS
IV.15

currency concerns. Another successful Treasury auction helped thrift stocks to rebound modestly in late-June.

Thrift stocks followed the broader market lower at the start of the third quarter of 2009, as a disappointing June employment report and uncertainty over forthcoming second quarter earnings reports weighed on the sector. Better-than-expected second quarter earnings results posted by some of the large banks fueled a mid-July rally in thrift stocks. Thrift socks traded unevenly heading into late-July, as trading for the sector was impacted by a mix of favorable and disappointing second quarter earnings reports. News that sales of new single-family houses were up in June boosted thrift stocks in late-July, with the upward trend being sustained into early-August on a more optimistic outlook for financial stocks as the economy showed more signs of pulling out of the recession. Thrift stocks pulled back in mid-August on profit taking and worries that earnings improvement may subside for financial stocks in general. Signs that the housing market was improving boosted thrifts stocks heading into late-August, which was followed by a slight pull back for the sector on concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market. Thrift stocks rebounded in mid-September on some positive comments regarding the level of loan loss reserves maintained by thrifts generally being in good shape. Concerns about the effects of a possible tightening by the Federal Reserve provided for a modest decline in thrift stocks heading into the close of the third quarter.

Disappointing economic data pushed thrift stocks along with the broader market lower at the beginning of October 2009. Thrift stocks rebounded modestly through mid-October, aided by a rally in the broader stock market and a strong earnings report from J.P. Morgan Chase. Worries of more loan losses and a disappointing report on September new home sales provided for a modest retreat in thrift prices in late-October. After bouncing higher on a better-than-expected report for third quarter GDP growth, financial stocks led the broader market lower at the end of October in the face of a negative report on consumer spending. In contrast to the broader market, thrift stocks edged lower following the Federal Reserve’s early-November statement that is would leave the federal funds rate unchanged. Thrift stocks rebounded along with the

RP® Financial, LC.	VALUATION ANALYSIS
IV. 16

broader market going into mid-November, following some positive reports on the economy and comments from the Federal Reserve that interest rates would remain low amid concerns that unemployment and troubles in commercial real estate would weigh on the economic recovery. Fresh economic data that underscored expectations for a slow economic recovery and Dubai debt worries pushed thrift stocks lower during the second half of November. On November 27, 2009, the SNL Index for all publicly-traded thrifts closed at 546.3, a decrease of 18.6% from one year ago and a decrease of 16.4% year-to-date.

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for converting thrift issues continues to be affected by the overall weak market for thrift stocks, as only three conversion offerings have been completed since the beginning of 2009. Two small standard conversion offerings were completed in the first quarter of 2009 and a third larger standard conversion offering was completed in mid-July of 2009. No standard conversion offerings have been completed during the past three months. As shown in Table 4.2, one mutual holding

RP® Financial, LC.	VALUATION ANALYSIS
IV. 17

company offering was completed during the past three months. Cullman Bancorp’s mutual holding company offering was closed at the top of the valuation range, raising gross proceeds of $10.8 million. Cullman Bancorp’s mutual holding company offering closed at a pro forma fully-converted P/TB ratio of 53.5%. Based on closing stock market prices as of November 27, 2009, Cullman Bancorp’s stock price was 3.5% above its IPO price.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on Harvard Illinois’ stock price of recently completed and pending acquisitions of other thrift institutions operating in Illinois. As shown in Exhibit IV-4, there were nine Illinois thrift acquisitions completed from the beginning of 2006 through November 27, 2009, and there is currently one acquisition pending of an Illinois savings institution. The recent acquisition activity involving Illinois savings institutions may imply a certain degree of acquisition speculation for the Company’s stock. To the extent that acquisition speculation may impact the Company’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company’s market and, thus, are subject to the same type of acquisition speculation that may influence Harvard Illinois’ stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Harvard Illinois’ stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

RP® Financial, LC.	VALUATION ANALYSIS
IV. 19

8.	Management

Harvard Illinois’ management team appears to have experience and expertise in all of the key areas of the Company’s operations. Exhibit IV-5 provides summary resumes of Harvard Illinois’ Board of Directors and senior management. While the Company does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Company’s present organizational structure. Harvard Illinois currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted institution, Harvard Illinois will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects Harvard Savings’ pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

RP® Financial, LC.	VALUATION ANALYSIS
IV. 20

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Downward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial’s valuation placed an emphasis on the following:

•

P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. However, given that the Company’s reported and core earnings reflected net losses for the twelve months ended September 30, 2009, the Company’s pro forma P/E multiples were not meaningful for purposes of comparison to the Peer Group’s P/E multiples.

•

P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. In deriving Harvard Illinois’ valuation, RP Financial considered the P/B approach to be a highly valuable indicator of pro forma value, since the

RP® Financial, LC.	VALUATION ANALYSIS
IV.21

P/E approach did not render meaningful P/E multiples for the Company. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•

P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of November 27, 2009, the pro forma market value of Harvard Illinois’ conversion stock was $9,000,000 at the midpoint, equal to 900,000 shares at $10.00 per share.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings equaled a net loss of $864,000 for the twelve months ended September 30, 2009. In deriving Harvard Illinois’ core earnings, the adjustments made to reported earnings were to eliminate

RP® Financial, LC.	VALUATION ANALYSIS
IV.22

losses on sale of investment securities equal to $7,000, losses on OTTI of equity securities equal to $219,000, losses on foreclosed assets equal to $230,000 and gains on the sale of loans equal to $236,000. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 39.0% for the earnings adjustments, the Company’s core earnings were determined to equal a net loss of $730,000 for the twelve months ended September 30, 2009. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
$(000)
Net income(loss)	$(864)
Add back: Loss on sale of securities(1)	4
Add back: Loss on OTTI of equity securities(1)	134
Add back: Loss on foreclosed assets(1)	140
Deduct: Gain on sale of loans(1)	(144)

Core earnings estimate	$(730)

(1)	Tax effected at 39.0%.

Based on the Company’s reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core earnings were negative throughout the valuation range. Accordingly, the Company’s pro forma P/E multiples were considered to be not meaningful (“NM”) throughout the valuation range. Comparatively, as shown in Table 4.3, the Peer Group’s average reported and core P/E multiples were 15.74 times and 17.01 times, respectively, and the Peer Group’s median reported and core earnings multiples were 14.19 times and 15.56 times, respectively.

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value. Based on the $9.0 million midpoint valuation, the Company’s pro forma P/B and P/TB ratios both equaled 46.82%. In comparison to the average P/B and P/TB ratios for the Peer Group of 72.57% and 79.77%, respectively, the Company’s ratios reflected a discount of 35.5% on a P/B basis and a discount of 41.3% on a P/TB basis. In

RP® Financial, LC.	VALUATION ANALYSIS
IV.24

comparison to the Peer Group’s median P/B and P/TB ratios of 80.59% and 81.73%, respectively, the Company’s ratios reflected a discount of 41.9% on a P/B basis and a discount of 42.7% on a P/TB basis. At the top of the super range, the Company’s P/B and P/TB ratios both equaled 54.64%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the top of the super range reflected discounts of 24.7% and 31.5%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the top of the super range reflected discounts of 32.2% and 33.1%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value. The discounts reflected under the P/B approach were also supported by the pro forma net loss shown under the P/E approach.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $9.0 million midpoint of the valuation range, the Company’s value equaled 5.48% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 7.26%, which implies a discount of 24.5% has been applied to the Company’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 6.84%, the Company’s pro forma P/A ratio at the midpoint value reflects a discount of 19.9%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds

RP® Financial, LC.	VALUATION ANALYSIS
IV.25

vs. deposit withdrawals). The only conversion completed during the past three months was Cullman Bancorp of Alabama, which was a mutual holding company offering. Cullman Bancorp’s closing P/TB ratio on a fully-converted basis was 53.5%. In comparison to Cullman Bancorp’s closing pro forma P/TB ratio, the Company’s P/TB ratio of 46.8% at the midpoint value reflects an implied discount of 12.5% and at the top of the super range the Company’s pro forma P/TB ratio reflects an implied premium of 2.1% based on the Company’s pro forma P/TB ratio of 54.6%. As of November 27, 2009, Cullman Bancorp’s stock price closed up 3.5% from its IPO price.

The most recent standard conversion offering completed was completed by Territorial Bancorp of Hawaii on July 14, 2009. Territorial Bancorp’s offering was well received, as the offering was closed at the top of the super range with gross proceeds totaling $122.3 million resulting in a pro forma price/tangible book ratio of 59.4% at closing. Territorial Bancorp’s trading price closed 47.5% above its IPO price after its first week of trading. As of November 27, 2009, Territorial Bancorp closed 67.7% above its IPO price. In comparison to Territorial Bancorp’s closing pro forma P/TB ratio of 59.4%, the Company’s P/TB ratio of 46.8% at the midpoint value reflects an implied discount of 21.2%. At the top of the super range, the Company’s P/TB ratio of 54.6% reflects an implied discount of 8.1% relative to Territorial Bancorp’s closing P/TB ratio.

The success of Territorial Bancorp’s offering, in what is still considered to be a fairly weak market for thrift IPOs, is believed to be related to the specific attributes of Territorial Bancorp’s offering as opposed to a broader market trend. Territorial Bancorp is the largest thrift based in Hawaii and, counter to industry trends in general, has maintained strong earnings and very favorable measures for credit quality during a period when most institutions have reported depressed earnings and increases in loan delinquencies.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of November 27, 2009, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $9,000,000 at the midpoint, equal to 900,000 shares

RP® Financial, LC.	VALUATION ANALYSIS
IV.26

offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $7,650,000 and a maximum value of $10,350,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 765,000 at the minimum and 1,035,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $11,902,500 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,190,250. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.